SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                                CorVu Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   221011 10 9
                                 (CUSIP Number)

                                December 31, 2000
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]    Rule 13d-1(b)
         [   ]    Rule 13d-1(c)
         [ X ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                                Page 1 of 7 Pages

                                  SCHEDULE 13G
CUSIP No. 221011 10 9                                          Page 2 of 7 Pages

1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Justin M. MacIntosh
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
                                                                         (a) [ ]
                                                                         (b) [ ]
       *Joint Filing
3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION
       Australia

       NUMBER OF     5    SOLE VOTING POWER
         SHARES           1,507,204 (includes 750,656 shares which may be
      BENEFICIALLY        purchased upon exercise of currently exercisable
        OWNED BY          options or warrants).
          EACH       6    SHARED VOTING POWER
       REPORTING          8,385,469 (includes 762,316 shares which may be
         PERSON           purchased upon exercise of currently exercisable
          WITH            warrants).
                     7    SOLE DISPOSITIVE POWER
                          1,507,204 (includes 750,656 shares which may be
                          purchased upon exercise of currently exercisable
                          options or warrants).
                     8    SHARED DISPOSITIVE POWER
                          8,385,469 (includes 762,316 shares which may be
                          purchased upon exercise of currently exercisable
                          warrants).
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       9,892,673 (includes 1,512,972 shares which may be purchased upon exercise of currently exercisable options or warrants).
10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                    [ ]

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       46.8%
12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       IN

                                  SCHEDULE 13G
CUSIP No. 221011 10 9                                          Page 3 of 7 Pages

1      NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE
       PERSONS (ENTITIES ONLY)
       Opella Holdings Limited
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
                                                                         (a) [ ]
                                                                         (b) [ ]
       *Joint Filing
3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION
       British Virgin Islands

       NUMBER OF     5   SOLE VOTING POWER
         SHARES          0
      BENEFICIALLY   6   SHARED VOTING POWER
        OWNED BY         8,295,907 (includes 754,174 shares which may
          EACH           be purchased upon exercise of currently
       REPORTING         exercisable warrants).
         PERSON      7   SOLE DISPOSITIVE POWER
          WITH           0
                     8   SHARED DISPOSITIVE POWER
                         8,295,907 (includes 754,174 shares which may
                         be purchased upon exercise of currently
                         exercisable warrants).
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       8,295,907 (includes 754,174 shares which may be purchased upon exercise of currently exercisable warrants).
10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                    [ ]

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       40.7%
12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       CO

                                  SCHEDULE 13G
CUSIP No. 221011 10 9                                          Page 4 of 7 Pages

1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Dominic K.K. Sum
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
                                                                         (a) [ ]
                                                                         (b) [ ]
       *Joint Filing
3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION
       U.K.

       NUMBER OF      5    SOLE VOTING POWER
         SHARES            0
      BENEFICIALLY    6    SHARED VOTING POWER
        OWNED BY           8,295,907 (includes 754,174 shares which may
          EACH             be purchased upon exercise of currently
       REPORTING           exercisable warrants).
         PERSON       7    SOLE DISPOSITIVE POWER
          WITH             0
                      8    SHARED DISPOSITIVE POWER
                           8,295,907 (includes 754,174 shares which may be purchased upon exercise of currently exercisable warrants).

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       8,295,907 (includes 754,174 shares which may be purchased upon exercise of currently exercisable warrants).
10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                    [ ]

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       40.7%
12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       IN

Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1(a)    Name of Issuer:

             CurVu Corporation

Item 1(b)    Address of Issuer's Principal Executive Offices:

             3400 West 66th Street
             Edina, MN  55435

Item 2(a)    Name of Person Filing:

             See Cover Pages, Item 1

Item 2(b)    Address of Principal Business Office or, if none, residence:

             The address of Justin M. MacIntosh is 3400 West 66th Street, Edina, Minneasota, 55435. The address of Dominic K.K. Sum and Opella Holdings Limited is c/o Tempio Corporate Consultants Limited, Suite 701, 7/F, 6-8 Pottinger Street, Central, Hong Kong.

Item 2(c)    Citizenship:

             See Cover Pages, Item 4

Item 2(d)    Title of Class of Securities:

             Common Stock

Item 2(e)    CUSIP No.:

             See Cover Pages

Item 3       Statement filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

             Not applicable

Item 4       Ownership

             See Cover Pages, Items 5 through 11

Item 5       Ownership of Five Percent or Less of a Class:

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6     Ownership of More than Five Percent on Behalf of Another Person:

           Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

           Not applicable

Item 8     Identification and Classification of Members of the Group:

           Not applicable

Item 9     Notice of Dissolution of Group:

           Not applicable

Item 10    Certifications:

           Not applicable

Exhibits Joint Filing Agreement, dated January 15, 2001, among the Reporting Persons.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of December 31, 2000.


Date:    February 7, 2001

                                        /s/ Justin M. MacIntosh
                                        Justin M. MacIntosh


                                        OPELLA HOLDINGS LIMITED

                                        By:  /s/
                                              Its:


                                        /s/ Dominic K.K. Sum
                                        Dominic K.K. Sum

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT



                  In accordance with Rule 13d-1 (k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of CorVu Corporation and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

                  The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained herein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

                  This Joint Filing Agreement may be executed in any number of counterparts, all which taken together shall constitute one and the same instrument.


         Date:    January 15, 2001

                                        /s/ Justin M. MacIntosh
                                        Justin M. MacIntosh


                                        OPELLA HOLDINGS LIMITED

                                        By:  /s/
                                              Its:


                                        /s/ Dominic K.K. Sum
                                        Dominic K.K. Sum